Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

January 18, 2017

Re:	RE: TAT Technologies Ltd. Form 20-F for Fiscal Year Ended December 31, 2015 Filed April 21, 2016 File No. 000-16050 Form 6-K Furnished November 18, 2016 File No. 000-16050

Dear Mr. Shenk:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff") in a letter addressed to Mr. Guy Nathanzon, Chief Financial Officer of TAT Technologies Ltd. (the "Company"), dated December 22, 2016, with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the "Form 20-F") and Form 6-K filed on November 18, 2016.

The paragraphs below are numbered to correspond to the Staff's comments as set forth in your letter dated December 22, 2016.  In each instance, we have repeated your comment in italics and boldface and set forth our response in plain type below the relevant comment.

Notes to Consolidated Financial Statements

Note 1: General, page F-11

1. We note your disclosure that the accounting treatment for TAT-Engineering LLC will be based on the equity method despite your ownership of 51% of the equity due to the participation rights given to your partner Engineering Holding of Moscow, Russia. Please tell us what those participation rights are and why you believe the equity method is appropriate.

Although the Company holds 51% of the share capital of the joint venture and is entitled to appoint 3 out of 5 members to its Board of Directors, the Company does not consider itself as the controlling shareholder of the joint venture due to the participating veto rights to which the Company's partner in the joint venture, Engineering Holding of Moscow Russia (the "Engineering"), is entitled to.

The material decisions in the operation of the joint venture are made at the Board of Directors level. Among other things, the Board of Directors approves the joint venture's business plan, financial plan, annual budget, investments, development and marketing plan, and distribution of profits.

As stated above, the Company has a right to appoint 3 out of 5 members of the Board of Directors, while Engineering has the right to appoint the remaining 2 directors. Pursuant to the governing documents of the joint venture, a special majority of 4 out of 5 directors is required in order to pass certain resolutions and matters at the Board level. Since a special majority is required to pass certain material resolutions, effectively Engineering has a veto right with respect to the approval of these resolutions at the Board level. The resolutions that require a special majority are:

•	Approval of business plans, financial plans, annual budgets, development plan and marketing plan and investment program of the joint venture.

•	Approval of the joint venture's internal regulations (other than those which under Russian law need to be approved by the general meeting of shareholders).

•	Approval of accounting policies, budgets and work programs of the joint venture.

•	Determine the principles of training of personnel of the joint venture.

•	Approval of distribution of profits of the joint venture.

•	Establish committees, commissions and other working bodies of the Board of Directors, election of members of such working bodies and early termination of their authorities.

As the above mentioned rights constitute substantive participating rights in accordance with ASC 810-10-25-11, the Company has concluded that it is precluded from consolidating Engineering, and has thus applied the equity method of accounting to reflect its significant influence over this investee.

Form 6-K Furnished November 18, 2016

2. Based on information presented in the filing at and for the year ended December 31, 2015, the non-GAAP measure "EBITDA" you present appears to be derived from or based on a measure calculated and presented in accordance with generally accepted accounting principles in the United States ("GAAP"). Please expand your presentation to provide a reconciliation between EBITDA and the most comparable financial measure calculated and presented in accordance with GAAP pursuant to Item 100(a)(2) of Regulation G.

In response to this comment, we will provide a reconciliation between Adjusted EBITDA and net income, which is the comparable financial measure as per the Staff's recent Compliance & Disclosure Interpretations issued in May 2016 on non-GAAP measures (Question 103.02).  We will begin providing this reconciliation in connection with our upcoming 6-K for the annual period ended December 31, 2016.  We will also provide the following disclosure within the 6-K:

TAT Technologies Ltd.  Park Re'em Ind. Zone, P.O.Box 80, Gedera 70750 Israel
Phone: 972-8-8595411 ● Fax: 972-8-8592831
● website: // http www.tat.co.il  ● e-mail: tat@tat.co.il

Non-GAAP Measures.  To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Adjusted EBITDA.  The adjustments to the Company's GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results, trends and performance.  Adjusted EBITDA is calculated as net income before the Company's share in results and sale of equity investment of affiliated companies, taxes on income, financial (expenses) income, net, and depreciation and amortization.  Adjusted EBITDA, however, should not be considered as an alternative to net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.  Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

Please be advised that we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at

+972-8-8628500.

Very truly yours, /s/Guy Nathanzon Guy Nathanzon Chief Financial Officer

TAT Technologies Ltd.  Park Re'em Ind. Zone, P.O.Box 80, Gedera 70750 Israel
Phone: 972-8-8595411 ● Fax: 972-8-8592831
● website: // http www.tat.co.il  ● e-mail: tat@tat.co.il